Filed Pursuant to Rule 253(g)(2)
File No. 024-10680

NY RESIDENTIAL REIT, LLC

SUPPLEMENT NO. 3, DATED APRIL 30, 2018
TO THE OFFERING CIRCULAR FEBRUARY 27, 2018

This document supplements, and should be read in conjunction with, the Offering Circular of NY Residential REIT, LLC (“we”, “our” or “us”), dated February 27, 2018 and filed by us with the Securities and Exchange Commission, or, the SEC, on February 27, 2018 as the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that we have extended our offering until June 30, 2018.

If we do not raise $1,000,000 by June 30, 2018, we will cancel the offering and the escrow agent will promptly return to each subscriber all funds provided by such subscriber without interest or deduction. See “Underwriting and Plan of Distribution.” in the Offering Circular for more details.